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                                    EXHIBIT 3

  NOTICE REGARDING TRANSFER OF SUBSTITUTIONAL PORTION OF EMPLOYEE PENSION FUND
              LIABILITIES AND REVISED FORECAST OF FINANCIAL RESULTS

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                              (English Translation)

                                                               February 24, 2004

To whom it may concern:
                                   WACOAL CORP.
                                   Yoshikata Tsukamoto, President and Director
                                   (Code Number:  3591)
                                   (Tokyo Stock Exchange, First Section)
                                   (Osaka Securities Exchange, First Section)
                                   Contact: Nobuhiro Matsuda, Corporate Officer, Director of Finance, Corporate Planning
                                   (Tel: 075-682-1010)

  Notice Regarding Transfer of Substitutional Portion of Employee Pension Fund
              Liabilities and Revised Forecast of Financial Results

         The Company has obtained approval from the Ministry of Health, Labor and Welfare to transfer the substitutional portion of its employee pension fund liabilities and transition under the Company's corporate pension plan. As a result of this transfer, and due to certain other factors discussed below, we hereby revise the forecast of our non-consolidated financial results for the fiscal year ending March 31, 2004, which we announced at the release of our six-month financial results on November 13, 2003, and the forecast of our consolidated financial results for the fiscal year ending March 31, 2004, which we announced at the release of our third quarter financial results on January 30, 2004.

1. Approval of transfer of substitutional portion of employee pension fund liabilities

         In accordance with the enforcement of the Law Concerning Defined Benefit Corporate Pension Plan, the Wacoal Employee Pension Fund obtained approval on February 1, 2004 from the Ministry of Health, Labor and Welfare to transfer the substitutional portion of its employee pension fund liabilities. As a result of this transfer, the Company's non-consolidated profit for the fiscal year ending March 31, 2004 is expected to increase by 5.6 billion yen (extraordinary profit).

         The Company's consolidated financial statements are prepared in accordance with accounting standards generally accepted in the United States ("U.S. Accounting Standards"), under which profits and losses arising from the subject matter discussed above are to be recorded when the payment obligations for the substitutional portion and related pension assets are completely transferred to the government. Timing for completion of the transfer has not been determined at this point.

2. Revised Forecast of Non-consolidated Financial Results for the Fiscal Year Ending March 31, 2004 (April 1, 2003 - March 31, 2004)

                                                                (Unit: Y millions, %)
                                  NET SALES  OPERATING INCOME         NET INCOME
                                  ---------  ----------------   ---------------------
Previous Forecast ("A")            131,000       8,600                  5,000
(made on November 13, 2003)
Revised Forecast ("B")             128,500       7,100                  4,700
Difference (B - A)                  (2,500)     (1,500)                  (300)
Percent change (%)                    (1.9)      (17.4)                  (6.0)
Results of Previous Term (Fiscal   128,641       9,517                  3,013
Year ended March 2003)

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Reasons for revision of non-consolidated financial results:

(a) Approval of transfer of substitutional portion of employee pension fund liabilities

           As described in paragraph 1. above, as a result of the approval of transfer of the substitutional portion of employee pension fund liabilities, 5.6 billion yen will be recorded as extraordinary profit for the fiscal year ending March 31, 2004.

(b)      Adoption of asset-impairment accounting

           The Company will adopt asset-impairment accounting starting from the fiscal year ending March 31, 2004 and will record an extraordinary loss of 3.0 billion yen for the fiscal year ending March 31, 2004.

(c) Loss relating to stock of subsidiaries and affiliated companies and loan receivables

           Valuation loss on the stock of subsidiaries and affiliated companies with financial concerns and allowance for doubtful accounts, 1.1 billion yen in total, will be recorded as an extraordinary loss for the fiscal year ending March 31, 2004.

(d)      Sluggish sales of seasonal products including underwear

           Due to the unseasonably warm climate during October and November 2003, when demand for underwear is usually high, sales of our seasonal products were lower than anticipated. Primarily as a result of this factor, sales will be lower than the previous forecast.

3. Revised Forecast of Consolidated Financial Results for the Fiscal Year Ending March 31, 2004 (April 1, 2003 - March 31, 2004)

                                                 (Unit: Y millions, %)
    (U.S. accounting basis)       NET SALES  INCOME BEFORE INCOME TAXES  NET INCOME
--------------------------------  ---------  --------------------------  ----------
Previous Forecast ("A")            163,000             6,700                 4,500
(made on January 30, 2004)
Revised Forecast ("B")             162,500             3,900                 2,800
Difference (B - A)                    (500)           (2,800)               (1,700)
Percent Change (%)                    (0.3)            (41.8)                (37.8)
Results of Previous Term (Fiscal   163,709             4,604                 2,898
Year ended March 2003)

Reason for revision of consolidated financial results:

(a)      Impairment of fixed assets

           In accordance with U.S. Accounting Standards, the Company adopted asset-impairment accounting starting with the previous fiscal year for its consolidated accounting results. Asset-impairment losses of
           2.5 billion yen incurred during the current fiscal year will be recorded as operating costs.

         The effect of the transfer of the substitutional portion of employee pension fund liabilities on the consolidated financial results are not reflected in the above forecast, as the timing for completing the transfer of payment obligations for the substitutional portion and related pension assets to the government has not been determined at this point.

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